UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Item 1.01	Announcement of Execution of Share Purchase Agreement Regarding the Purchase of Rabbit Walk Inc.

On September 2, 2025, K Wave Media Ltd. (the “Company”) issued a press release announcing the execution of a Share Purchase Agreement, dated August 27, 2025 (the “SPA”), by and among the Company, Joong-Jae Lee, Myung-jong Kim, Yoon-wook Eo and Phillip Kim, and the other sellers signatories to the SPA (collectively, the “Sellers”), the terms and conditions of which are described below.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The Share Purchase Agreement

Pursuant to the SPA, the Sellers have agreed to sell to the Company, and the Company has agreed to purchase from the Sellers, an aggregate of 110,000 of the common shares (the “Rabbit Walk Shares”) of Rabbit Walk Inc., a company duly incorporated and existing under the laws of the Republic of Korea and engaged in the business of video and content media production (“Rabbit Walk”), which Rabbit Walk Shares represented 55% of the issued and outstanding common stock of Rabbit Walk as of the date of the SPA.

In consideration of the Company’s purchase from the Sellers of the Rabbit Walk Shares, the Company agreed to, at the closing of the transactions contemplated by the SPA (the “Closing”), issue to the Sellers shares (collectively, the “Consideration Shares”) of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), having an aggregate value of South Korean Won (“KRW”) 9,075,000,000 calculated based on the average closing prices of the Ordinary Shares for the five consecutive business days ending on the day immediately preceding August 21, 2025 (or, USD $2.50 per Ordinary Share). The number of Consideration Shares to be issued by the Company to the Sellers will be dependent on the exchange rate of KRW to U.S. Dollars as of the Closing.

Additionally, the SPA provides that, in the event that Rabbit Walk’s Performance Based Consolidated Operating Profit (as defined below) for Rabbit Walk’s 2025 or 2026 fiscal year is equal to or exceeds KRW 1,200,000,000, then the Company will issue to the Sellers an additional number of Ordinary Shares (collectively, the “Earnout Shares”) having an aggregate value of KRW 9,075,000,000, calculated based on a per Ordinary Share value of USD $2.50. The number of Earnout Shares to be issued by the Company, if any, to the Sellers will be dependent on the exchange rate of KRW to U.S. Dollars as of the time of such issuance.

Pursuant to the SPA, the term “Performance Based Consolidated Operating Profit is defined as the consolidated operating profit of Rabbit Walk as determined in accordance with the Korean International Financial Reporting Standards (K-IFRS), provided that the following items of income and expenses are excluded from such calculation: (i) non-recurring income or expenses of Rabbit Walk not directly related to its operations, (ii) income or expenses of Rabbit Walk arising from the acquisition or disposal of other companies made by Rabbit Walk following the Closing, and (iii) nonrecurring expenses of Rabbit Walk (such as costs relating to the transactions contemplated by the SPA and any management advisory fees charged by the Company to Rabbit Walk).

Pursuant to the SPA, the Company and the Sellers agreed to negotiate in good faith to, on or before December 31, 2026, enter into an agreement for the Company’s acquisition, in exchange for a to-be-determined number of Ordinary Shares, of the remaining issued and outstanding Rabbit Walk common shares (the “Remaining Rabbit Walk Shares”), which Remaining Rabbit Walk Shares are held by the Sellers and represented 45% of Rabbit Walk’s issued and outstanding capital stock as of the date of the SPA.

The Closing is subject to customary closing conditions, including the parties’ obtaining any necessary governmental approvals and third party consents to consummate such purchase and sale. The SPA provides that the Company and the Sellers will use their best efforts to consummate the Closing.

The SPA provides that for a period of six years following the Closing, the Company will cause Rabbit Walk to retain each of Joong-Jae Lee, Myung-jong Kim, Yoon-wook Eo and Phillip Kim in their management positions at Rabbit Walk, subject to certain termination for cause exceptions. The SPA also provides that, following the Closing, the Company will pay (each, a “Bonus Payment”) to Joong-Jae Lee, Myung-jong Kim, Yoon-wook Eo and Phillip Kim (the “Bonus Recipients”), an aggregate of 20% of Rabbit Walk’s Performance Based Consolidated Operating Profit with respect to each fiscal year in which such Performance Based Consolidated Operating Profit exceeds KRW 2,000,000,000, provided that no Bonus Payment with respect to any fiscal year can exceed KRW 700,000,000. The SPA provides that each Bonus Payment, if any, will be payable to the Bonus Recipients within 30 days after the completion of an external audit for Rabbit Walk’s applicable fiscal year and will be apportioned among the Bonus Recipients based on reasonable performance criteria. The SPA provides that if any Bonus Recipient is no longer employed or is subject to a termination for cause at the time a Bonus Payment is payable by the Company, then such Bonus Recipient’s apportioned share of such Bonus Payment will be forfeited.

The SPA provides that, following the Closing, the Rabbit Walk board of directors will be comprised of three directors to be nominated by the Company, and two directors to be nominated by the joint recommendation of Joong-Jae Lee and Myung-jong Kim.

Further, following the Closing, Rabbit Walk has agreed acquire the remaining 49% equity interest in three of its subsidiaries (of which it owned 51% as of the date of the SPA), Nice Production, Dal C Film and Just Creative, provided that such subsidiaries meet certain operating profit thresholds set forth in the SPA, for aggregate proceeds of up to KRW 9,150,000,000.

The SPA provides that the Sellers are subject to certain lock-up provisions, pursuant to which each of the Sellers has agreed to not sell, transfer, pledge or otherwise dispose of (i) 50% of the Consideration Shares received by such Seller until the earlier of the date that is three months following the Closing and November 15, 2025; and (ii) 50% of the Consideration Shares received by such Seller until the date that is six months following the Closing.

The SPA may be terminated prior to the Closing by mutual agreement of the Company and the Sellers, or by either the Company, on one hand, or the Sellers, on the other hand, if (i) the other party materially breaches its representations, warranties covenants or obligations under the SPA and such breach is not cured as provided in the SPA, provided that the Company may only so terminate the SPA if Sellers’ breach results in a material adverse effect (as such term is defined in the SPA) to Rabbit Walk, (ii) if a governmental authority issues a final, non-appealable order permanently restraining or prohibiting the Closing, (iii) if the other party fails to perform its obligations to consummate the Closing after all closing conditions have been met, (iv) if dissolution, liquidation, bankruptcy or rehabilitation proceedings are initiated against Rabbit Walk, or (v) if the performance of the SPA becomes substantially impossible due to a force majeure event.

The SPA contains customary representations, warranties, covenants, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the SPA does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Cautionary Note

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 2, 2025
99.2	Share Purchase Agreement, dated August 27, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: September 2, 2025	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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